UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Belle Holdings, Inc.
   6000 Fairview Road
   Suite 1410
   Charlotte, NC  28210
   USA
2. Issuer Name and Ticker or Trading Symbol
   Global Capital Partners, Inc.
   GCAP
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   3/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $0.05 par val|3/31/0|C   | |600,000           |A  |(1)        |-                  |D     |                           |
ue per share               |0     |    | |                  |   |           |                   |      |                           |
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Common Stock, $0.05 par val|3/31/0|C   | |210,000           |A  |(2)        |-                  |D     |                           |
ue per share               |0     |    | |                  |   |           |                   |      |                           |
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Common Stock, $0.05 par val|3/31/0|S   | |70,000            |D  |           |740,000            |D     |                           |
ue per share               |0     |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Call Option (Right to |(3)     |3/31/|C   | |900,000    |D  |Immed|1/1/0|10% Converti|900,000|(3)    |-           |D  |            |
Buy)                  |        |00   |    | |           |   |.    |5    |ble Preferre|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |d Stock, Ser|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |ies A       |       |       |            |   |            |
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10% Convertible Prefer|1:1     |3/31/|P   | |900,000    |A  |Immed|1/1/0|Common Stock|900,000|$2.063 |-           |D  |            |
red Stock, Series A   |        |00   |    | |           |   |.    |5    |, $0.05 par |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |value       |       |       |            |   |            |
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10% Convertible Prefer|1:1     |3/31/|C   | |1,400,000  |D  |Immed|1/1/0|Common Stock|1,400,0|(1)    |-           |D  |            |
red Stock, Series A   |        |00   |    | |           |   |.    |5    |, $0.05 par |00     |       |            |   |            |
                      |        |     |    | |           |   |     |     |value       |       |       |            |   |            |
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10% Convertible Prefer|.35:1   |3/31/|C   | |600,000    |D  |Immed|1/1/0|Common Stock|600,000|$2.063 |0 (1)       |D  |            |
red Stock, Series A   |        |00   |    | |           |   |.    |5    |, $0.05 par |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |value       |       |       |            |   |            |
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Common Stock Purchase |$2.85   |3/31/|C   | |210,000    |D  |Immed|11/09|Common Stock|210,000|$2.85  |0 (2)       |D  |            |
Warrant (Right to Buy)|        |00   |    | |           |   |.    |/04  |, $0.05 par |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |value       |       |       |            |   |            |
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Convertible Note, due |.35:1   |3/31/|S   | |$1,800,000 |D  |Immed|12/31|10% Converti|630,000|(4)    |0 (4)       |D  |            |
12/31/2004            |        |00   |    | |           |   |.    |/04  |ble Preferre|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |d Stock, Ser|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |ies A       |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Belle Holdings, Inc. ("Belle") acquired 900,000 shares of 10% Convertible Preferred Stock, Series A ("Preferred Stock") on the exercise of an option to purchase such shares from the issuer, acquired 600,000 shares of common stock, par value $0.05 per share ("Common Stock"), of the issuer upon conversion of 600,000 shares of Preferred Stock, convertible on a 1:1 basis, and transferred 1,400,000 shares of Preferred Stock to the holder of notes, in aggregate principal amount of $4 million, upon their conversion by the payee into shares of Preferred Stock on a .35:1 basis.
(2) Belle acquired 210,000 shares of Common Stock upon the exercise of 210,000 warrants to purchase Common Stock.
(3) Belle converted the remaining unexercised portion of an option, received in connection with Belle's purchase of 1 million shares of Preferred
Stock and other securities from the issuer, to purchase up to an additional 1 million shares of Preferred Stock.
(4) Belle sold the $1,800,000 convertible note, due December 31, 2004, upon the exercise by the payee of the remaining portion of an option to purchase up to an additional $2 million in convertible notes, due December 31, 2004.
SIGNATURE OF REPORTING PERSON
/s/ Martin Sumichrast, President
DATE
June  30, 2000